Exhibit 99.2

Consent of Independent Auditor

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 18, 2021 with respect to the consolidated financial statements of Inter Pipeline Ltd. as at and for the years ended December 31, 2020 and 2019, incorporated by reference in the Registration Statement of Brookfield Infrastructure Partners L.P. on Form F-3ASR (File No. 333-232256) and the Registration Statement of Brookfield Infrastructure Partners L.P. on Form F-3 (File No. 333-255051-01).

/s/ Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

November 10, 2021